UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                      American Mobile Satellite Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   02755R 10 3
              ----------------------------------------------------
                                 (CUSIP Number)

    Ms. Chan Su Shan, Company Secretary, Singapore Telecommunications Limited
       31 Exeter Road, Comcentre, Singapore 239732, Republic of Singapore
                             (011) (65) 838-2201 */
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*/ With a copy to: Phillip L. Spector, Esq., Paul, Weiss, Rifkind, Wharton & Garrison, 1615 L Street, N.W., Suite 1300, Washington, DC 20036,
      (202) 223-7340.

                         AMENDED SCHEDULE 13D1/


ITEM 4.     PURPOSE OF TRANSACTION

            Item 4 is amended and restated in its entirety as follows:

            The shares of Common Stock held by Singapore Telecom were acquired for investment purposes, and continue to be held for such purposes. Pursuant to the cumulative voting rights that exist under the Issuer's Certificate of Incorporation with respect to the election of the Issuer's board of directors, and pursuant to the rights that exist under the Stockholders' Agreement (described in Item 6 below) with respect to appointing directors to the executive committee of the Issuer's board of directors, Singapore Telecom has the right to be represented on the Issuer's board of directors and its executive committee. Singapore Telecom presently has two representatives on the Issuer's board of directors and one representative on the Issuer's executive committee. Singapore Telecom representatives also participate in other committees of the Issuer's board of directors.

            The ability of Singapore Telecom to acquire or dispose of shares of Common Stock is limited to some degree by certain agreements, as described under
Item 6 below. Subject to such agreements, Singapore Telecom may, from time to time, make additional purchases of Common Stock of the Issuer either in the open market or in private transactions, depending upon Singapore Telecom's evaluation of the Issuer's business, prospects, and financial condition, the market for the Common Stock of the Issuer, other opportunities available to Singapore Telecom, general economic conditions, money and stock market conditions, regulatory approvals or restrictions, and other factors. Depending upon these factors, and subject to such agreements, Singapore Telecom may also decide to hold or dispose of all or part of its investment in the Common Stock of the Issuer.

            In December 1997, Singapore Telecom and the other guarantors of the Issuer's long-term bank financing informed the Issuer that they were prepared in principle to support a restructuring of this long-term financing in order to permit the Issuer to proceed with additional financing efforts necessary to conclude the Issuer's agreement with Motorola, Inc. to purchase Motorola's ARDIS business. In light of the increased risks to the guarantors associated with the contemplated restructuring, the guarantors also informed the Issuer that they would expect it to (a) reprice and extend the term of the warrants held by the guarantors so as to restore their theoretical value as of March 1997, and (b) issue to the guarantors additional warrants for a total of 2,000,000 shares of Common Stock with the same strike price and expiration date as the existing warrants as amended.

            Except as described herein, the Reporting persons have no present plan or proposal that relates to or would result in:
--------
1/ Amending the Amended and Restated Schedule 13D dated December 28, 1995.

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

(h) any act or course of conduct causing the Common Stock of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) any act or course of conduct causing the Common Stock of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Act"); or

(j) any action similar to any of those enumerated above.

            The Reporting Persons reserve the right to formulate such plans or proposals, and to take such action, with respect to any or all of the foregoing matters and any other matters as they may deem appropriate.

            To the best knowledge of the Reporting persons, all shares identified in Item 6 below as beneficially owned by persons listed in Schedules I and II were acquired by such persons for investment purposes. Such persons may buy or sell shares of Common Stock in the future as they deem appropriate, but, to the best knowledge of the Reporting persons, and except as otherwise indicated herein, such persons have no present plan or proposal that relates to or would result in the actions or events specified in (a) through (j) above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            The third paragraph of Item 5(a) is amended and restated as follows:

            To the best knowledge of the Reporting Persons, none of the persons listed in Schedule I or II beneficially own or have the right to acquire shares of Common Stock of the Issuer, except as set forth in the table below:

     NAME OF
BENEFICIAL OWNER              NUMBER OF SHARES        PERCENTAGE

Lim Toon                            2,000                  *

Raphael Leong Sai Mooi              1,000                  *

Chua Sock Koong                     5,000                  *


*  Less than 0.1%


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Item 6 is amended by adding the following at the end:

                        *     *     *     *     *

PARTICIPATION RIGHTS AGREEMENT

            Singapore Telecom, Hughes, Baron, the AT&T Entities, the Issuer, and Motorola, Inc. ("Motorola") are parties to the Participation Rights Agreement dated December 31, 1997. The Participation Rights Agreement contains certain commitments by Singapore Telecom, Hughes, Baron, and the AT&T Entities that were designed to induce Motorola to enter into the Stock Purchase Agreement dated December 31, 1997, whereby Motorola agreed to sell its ARDIS business to the Issuer for $50 million in cash and $50 million of the Issuer's stock and warrants. The completion of this transaction with Motorola is subject to governmental approvals, and to the conclusion of a financing by the Issuer in an amount sufficient to fund the purchase and the operations of the Issuer following the acquisition of the ARDIS business.

            Under the Participation Rights Agreement, Singapore Telecom, Hughes, Baron, and the AT&T entities each agrees to vote its shares of Common Stock in favor of and to take such other action as may be necessary to approve, and consents to the Issuer entering into, all of the transactions contemplated by the Stock Purchase Agreement, including the issuance of shares of Common Stock to Motorola. In addition, Singapore Telecom, Hughes, Baron, and the AT&T Entities each agrees, for a period of 42 months after the closing under the Stock Purchase Agreement, to subordinate its registration rights with respect to unregistered securities of the Issuer to Motorola's registration rights with respect to Common Stock issued pursuant to the Stock Purchase Agreement, as specified under the Registration Rights Agreement between Motorola and the Issuer dated December 31, 1997.

            The Participation Rights Agreement also provides certain reciprocal tag-along rights with respect to private sales of unregistered securities of the Issuer, which shall be effective from the date of the closing under the Stock Purchase Agreement until such time as Motorola beneficially owns less than 5 percent of the Common Stock of the Issuer on a fully diluted basis. Specifically, Singapore Telecom, Hughes, Baron, and the AT&T Entities each agrees that it will give Motorola 30 days advance notice of any private disposition of the Issuer's unregistered securities that it owns, and will give Motorola the opportunity to participate in such disposition on a basis proportional to Motorola's holding of the Issuer's unregistered securities compared to the selling stockholder's holding of the Issuer's unregistered securities. If the prospective purchaser of the unregistered securities does not agree to Motorola's proportional participation, the selling stockholder must, in order to conclude the disposition, purchase the number of shares that Motorola was entitled to sell, at the same price and on the same terms to which Motorola was entitled. Motorola, on the other hand, agrees to provide each of Singapore Telecom, Hughes, Baron, and the AT&T entities with similar notice and a similar right to participate, on a proportional basis, in any private dispositions of the Issuer's unregistered securities in which Motorola may engage.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

      Item 7 is amended and restated in its entirety as follows:

      Exhibit I -- Joint Filing Agreement dated January 19, 1998

      Exhibit II -- Amended and Restated Stockholders' Agreement dated December 1, 1993 (previously filed)

      Exhibit III -- Right of First Offer Agreement dated November 30, 1993 (previously filed)

      Exhibit IV -- Letter Agreement dated October 11, 1993 (previously filed)

      Exhibit V -- Principal Stockholder Holdback and Waiver Agreement dated October 20, 1993 (previously filed)

      Exhibit VI -- Amended and Restated Limited Partnership Agreement of Mtel Space Technologies, L.P. dated November 18, 1992 (previously filed)

      Exhibit VII -- Amendment No. 1 to Right of First Offer Agreement dated June 28, 1996 (previously filed)

      Exhibit VIII -- Guaranty Issuance Agreement dated June 28, 1996 (previously filed)

      Exhibit IX -- Warrant dated June 28, 1996 (previously filed)

      Exhibit X -- Registration Rights Agreement dated June 28, 1996 (previously filed)

      Exhibit XI -- Amendment No. 1 to Guaranty Issuance Agreement dated March 27, 1997 (previously filed)

      Exhibit XII -- Amendment No. 1 to Warrant Certificates dated March 27, 1997 (previously filed)

      Exhibit XIII -- Participation Rights Agreement dated December 31, 1997

SIGNATURES


            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              SINGAPORE TELECOMMUNICATIONS LTD.


                              By: /s/ Ho Siaw Hong
                                 ------------------------------
                                 Name:    Ho Siaw Hong
                                 Title:   Assistant Vice President
                                          (Satellite Services)

Dated: January 19, 1998


                              TEMASEK HOLDINGS (PRIVATE) LTD.



                              By: /s/ Ng Kin Meng
                                 -------------------------------
                                 Name:    Ng Kin Meng
                                 Title:   Senior Vice President/
                                          Company Secretary

Dated: January 19, 1998

                              EXHIBIT INDEX


            The Exhibit Index is amended and restated in its entirety as follows:



     EXHIBIT
       NO.


Exhibit I         Joint Filing Agreement dated January 19, 1998

Exhibit II Amended and Restated Stockholders' Agreement dated December 1, 1993 (previously filed)

Exhibit III       Right of First Offer Agreement
                  dated November 30, 1993 (previously filed)

Exhibit IV        Letter Agreement dated October 11, 1993
                  (previously filed)

Exhibit V         Principal Stockholder Holdback and Waiver
                  Agreement dated October 20, 1993 (previously filed)

Exhibit VI        Amended and Restated Limited Partnership
                  Agreement of Mtel Space Technologies, L.P.
                  dated November 18, 1992 (previously filed)

Exhibit VII       Amendment No. 1 to Right of First Offer
                  Agreement dated June 28, 1996 (previously filed)

Exhibit VIII      Guaranty Issuance Agreement dated June 28, 1996
                  (previously filed)

Exhibit IX        Warrant dated June 28, 1996 (previously filed)

Exhibit X         Registration Rights Agreement dated June 28,
                  1996 (previously filed)

Exhibit XI        Amendment No. 1 to Guaranty Issuance
                  Agreement dated March 27, 1997 (previously filed)

Exhibit XII       Amendment No. 1 to Warrant Certificates dated
                  March 27, 1997 (previously filed)

Exhibit XIII      Participation Rights Agreement dated
                  December 31, 1997


                                          SCHEDULES I AND II



                                               SCHEDULE I


                                  SINGAPORE TELECOMMUNICATIONS LIMITED
                                      DIRECTORS & EXECUTIVE OFFICERS



                                                                    Present Principal
Name                          Position      Business Address      Occupation/Employment      Citizenship
------------------------  ----------------  -----------------  ----------------------------  -----------

Mr. Koh Boon Hwee         Board Member      Singapore Telecom  Executive Chairman            Singapore
                          Chairman          31 Exeter Road     Wuthelam Holdings Pte Ltd.
                                            Comcentre          298 Tiong Bahru Road
                                            Singapore 239732   #08-00 Tiong Bahru Plaza
                                                               Singapore 168730


Mr. Wong Hung Khim        Board Member      Singapore Telecom  Chairman                      Singapore
                          Deputy Chairman   31 Exeter Road     Singapore Bus Service (1978)
                                            Comcentre             Ltd.
                                            Singapore 239732   205 Braddell Road
                                                               Singapore 579701


BG Lee Hsien Yang         Board Member      Singapore Telecom  President & CEO               Singapore
                          President & CEO   31 Exeter Road     Singapore Telecom
                                            Comcentre          31 Exeter Road
                                            Singapore 239732   Comcentre
                                                               Singapore 239732


Dr. Hong Hai              Board Member      Singapore Telecom  President & CEO               Singapore
                                            31 Exeter Road     Haw Par Brothers
                                            Comcentre          International Ltd.
                                            Singapore 239732   180 Clemenceau Avenue
                                                               #08-00 Haw Par Glass Tower
                                                               Singapore 239722

                                                                                                      2
                                                               Present Principal
Name                      Position          Business Address   Occupation/Employment         Citizenship
------------------------  ----------------  -----------------  ----------------------------  -----------

Mr. Lim Chuan Poh         Board Member      Singapore Telecom  Deputy Secretary              Singapore
                                            31 Exeter Road     Ministry of Communications
                                            Comcentre          #39-00 PSA Building
                                            Singapore 239732   460 Alexandra Road
                                                               Singapore 119963



Mr. Lim Ho Kee            Board Member      Singapore Telecom  Chairman (East Asia)          Singapore
                                            31 Exeter Road     Union Bank of Switzerland
                                            Comcentre          80 Raffles Place
                                            Singapore 239732   #36-00 UOB Plaza 1
                                                               Singapore 048624


Mr. Quek Poh Huat         Board Member      Singapore Telecom  President                     Singapore
                                            31 Exeter Road     Temasek Holdings (Private)
                                                                 Limited
                                            Comcentre          8 Shenton Way #38-03
                                            Singapore 239732   Temasek Tower
                                                               Singapore 068811


BG Lim Chuan Poh          Board Member      Singapore Telecom  Commander 9 Division          Singapore
                                            31 Exeter Road     Ministry of Defence
                                            Comcentre          Selarang Camp
                                            Singapore 239732   1 Selarang Ring Road
                                                               Singapore 507087

                                                                                                  3
                                                               Present Principal
Name                      Position          Business Address   Occupation/Employment         Citizenship
------------------------  ----------------  -----------------  ----------------------------  -----------

Mr. Keith Tay Ah Kee      Board Member      Singapore Telecom  Asia Quest Associates         Singapore
                                            31 Exeter Road        Pte Ltd.
                                            Comcentre          161A Telok Ayer Street
                                            Singapore 239732   Singapore 068615


Mrs. Yu-Foo Yee Shoon     Board Member      Singapore Telecom  Assistant Secretary           Singapore
                                            31 Exeter Road     General
                                            Comcentre          National Trades Union
                                            Singapore 239732   Congress
                                                               Trade Union House
                                                               Shenton Way
                                                               Singapore 068810


Mr. Lim Toon              Executive Vice    Singapore Telecom  Executive Vice President      Singapore
                          President         31 Exeter Road     (International Services)
                            (International  Comcentre          31 Exeter Road
                          Services)         Singapore 239732   Comcentre
                                                               Singapore 239732


Mr. Raphael Leong         Executive Vice    Singapore Telecom  Executive Vice President      Singapore
Sai Mooi                  President         31 Exeter Road      (Local Services)
                          (Local Services)  Comcentre          Singapore Telecom
                                            Singapore 239732   31 Exeter Road
                                                               Comcentre
                                                               Singapore 239732

                                                                                                    4
                                                               Present Principal
Name                      Position          Business Address   Occupation/Employment         Citizenship
------------------------  ----------------  -----------------  ----------------------------  -----------

Ms. Chua Sock Koong       Senior Vice       Singapore Telecom  Senior Vice President         Singapore
                          President         31 Exeter Road     (Corporate Affairs
                          (Corporate        Comcentre            & Finance)
                          Affairs           Singapore 239732   Singapore Telecom
                          & Finance)                           31 Exeter Road
                                                               Comcentre
                                                               Singapore 239732



                               SCHEDULE II

                   TEMASEK HOLDINGS (PRIVATE) LIMITED
                     DIRECTORS & EXECUTIVE OFFICERS



                                                                              Present Principal
Name                         Position               Business Address          Occupation/Employment              Citizenship
----                         --------               ----------------          ---------------------              -----------
Mr. S. Dhanabalan            Chairman               Temasek Holdings          Senior Advisor                     Singapore
                                                    (Private) Limited         Nuri Holdings (S) Pte Ltd
                                                    8 Shenton Way #38-03      9 Oxley Rise
                                                    Temasek Tower             #02-01 The Oxley
                                                    Singapore 068811          Singapore 238697


Mr. Ngiam Tong Dow           Deputy Chairman        Temasek Holdings          Permanent Secretary                Singapore
                                                    (Private) Limited         (Budget & Revenue)
                                                    8 Shenton Way #38-03      Ministry of Finance
                                                    Temasek Tower             Budget Division
                                                    Singapore 068811          100 High Street #10-01
                                                                              The Treasury
                                                                              Singapore 179434

Mr. Kwa Chong Seng           Deputy Chairman        Temasek Holdings          Chairman/Managing Director         Singapore
                                                    (Private) Limited         Esso Singapore Pte Ltd
                                                    8 Shenton Way #38-03      1 Raffles Place
                                                    Temasek Tower             OUB Centre, 38th Floor
                                                    Singapore 068811          Singapore 048616

                                                                              Present Principal
Name                         Position               Business Address          Occupation/Employment              Citizenship
----                         --------               ----------------          ---------------------              -----------

Dr. Andrew Chew              Director               Temasek Holdings          Chairman                           Singapore
Guan Khuan                                          (Private) Limited         Central Provident Fund
                                                    8 Shenton Way #38-03      Board
                                                    Temasek Tower             CPF Board
                                                    Singapore 068811          CPF Building #41-00
                                                                              79 Robinson Road
                                                                              Singapore 068897

Mr. Fock Siew Wah            Director               Temasek Holdings          Chairman                           Singapore
                                                    (Private) Limited         Land Transport Authority
                                                    8 Shenton Way #38-03      460 Alexandra Road
                                                    Temasek Tower             PSA Building #28-00
                                                    Singapore 068811          Singapore 119963


Mr. Lim Siong Guan           Director               Temasek Holdings          Permanent Secretary                Singapore
                                                    (Private) Limited         (Public Service Division)
                                                    8 Shenton Way #38-03      Prime Minister's Office
                                                    Temasek Tower             100 High Street #07-01
                                                    Singapore 068811          The Treasury
                                                                              Singapore 179434

                                                                              AND

                                                                              Permanent Secretary
                                                                              Ministry of Education
                                                                              Kay Siang Road
                                                                              Singapore 248922


                                                                              Present Principal
Name                         Position               Business Address          Occupation/Employment              Citizenship
----                         --------               ----------------          ---------------------              -----------

Mr. Koh Boon Hwee            Director               Temasek Holdings          Executive Chairman                 Singapore
                                                    (Private) Limited         Wuthelam Holdings Pte Ltd
                                                    8 Shenton Way #38-03      298 Tiong Bahru Road
                                                    Temasek Tower             #08-01 Tiong Bahru Plaza
                                                    Singapore 068811          Singapore 168730



Mr. Kua Hong Pak             Director               Temasek Holdings          President & CEO                    Singapore
                                                    (Private) Limited         Times Publishing Group
                                                    8 Shenton Way #38-03      Times Publishing Limited
                                                    Temasek Tower             1 New Industrial Road
                                                    Singapore 068811          Singapore 536196

Mr. Quek Poh Huat            President              Temasek Holdings          Temasek Holdings (Private)         Singapore
                                                    (Private) Limited         Limited
                                                    8 Shenton Way #38-03      8 Shenton Way #38-03
                                                    Temasek Tower             Temasek Tower
                                                    Singapore 068811          Singapore 068811


Mr. Quek Chee Hoon           Executive Vice         Temasek Holdings          Temasek Holdings (Private)         Singapore
                             President              (Private) Limited         Limited
                                                    8 Shenton Way #38-03      8 Shenton Way #38-03
                                                    Temasek Tower             Temasek Tower
                                                    Singapore 068811          Singapore 068811

Mrs. Ng Kin Meng             Company                Temasek Holdings          Temasek Holdings (Private)         Singapore
                             Secretary/             (Private) Limited         Limited
                             Senior Vice            8 Shenton Way #38-03      8 Shenton Way #38-03
                             President              Temasek Tower             Temasek Tower
                                                    Singapore 068811          Singapore 068811